SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2) INTERSTATE/JOHNSON LANE CORP (Name of Issuer)
Common Stock
(Title of Class of Securities)
460892102
(CUSIP Number)
Check the following box if a fee is being paid with this
statement.
(A fee is not required only if the filing person: (1) has a
previous
statement on file reporting beneficial ownership of more than five percent of
the class of securities described in Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial ownership of five percent or less of
such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a
reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter the
disclosures provided in the prior coverage page.
The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).
(Continued on following pages(s))
CUSIP NO. 460892102  13G
1.  NAME OF REPORTING PERSON
Interstate/Johnson Lane, Inc. Employee Stock Ownership and Paysop
Plan and
Trust
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
0
6.  SHARED VOTING POWER
419,134
7.  SOLE DISPOSITIVE POWER
0
8.  SHARED DISPOSITIVE POWER
419,134
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
419,134
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES *
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.6
12.  TYPE OF REPORTING PERSON *
EP
*SEE INSTRUCTION BEFORE FILLING OUT!
FOOTNOTE
13G
CUSIP NO. 460892102
FOOTNOTE (1)
Of the 514,459 total shares held by NationsBank Corporation,
419,134 shares are
held by the Interstate/Johnson Lane, Inc. Employee Stock
Ownership and Paysop
Plan and Trust created pursuant thereto, of which NationsBank of
North
Carolina, N.A. serves as Trustee. Under the terms of the Employee
Stock
Ownership and Paysop Plan and Trust, under the provisions of
Section 7.8(ii),
if the Employer has a class of securities required to be
registered under
Section 12 of the Securities and Exchange Act of 1934 (or which would be
required to be registered except for the exemption under
Subsection (g)(2)(H)
of such Section 12), then each Participant shall be entitled to direct the
Trustee as to the manner in which voting rights as to the Stock or other
securities of the Employer are to be exercised as to a pro rata portion of the
Trust's shares of such Stock or other securities of the Employer, such portion
to be in the proportion
that the number of shares of the Stock or other Employer
securities of each
Participant's Plan accounts bears to the number of such assets of the Trust,
and the Trustee shall cooperate and assist the Employer in
connection with
distribution of proxies and related materials to Participants.
(iii) Notwithstanding the foregoing, if the Employer ceases to have a
registration-type class of securities (as described in Subsection
(ii)), then
Participants shall have such voting rights (described in
Subsection (ii) above)
only with respect to corporate matters which by law or charter must be decided
by more than a majority vote of the outstanding common shares voted.
(iv) Notwithstanding the foregoing, with respect to Stock
held by the ESOP, if the ESOP is not engaged in a loan
transaction with the
Employer which is covered by Code 4975(d)(3), then Participants shall not have
any of the foregoing voting rights with respect to any corporate matters unless
both (A) the Employer has stock which is not publicly traded and
(B) more than
10 percent of the total assets of the ESOP are securities of the
Employer, in
which event there shall be voting rights as described above and required by
401(a)(22).
The actions and duties of the Trustee pursuant to the provisions of the Plan
and Trust, including but not limited to the provisions described above, are
subject to the requirements of the Employee Retirement Income
Security Act of
1974.
A separate filing on Schedule 13G has been filed by the Trustee and certain of
its affiliates with respect to the 514,459 shares.
SCHEDULE 13G
Item 1(a) Name of Issuer:
Interstate/Johnson Lane Corporation
Item 1(b) Address of Issuer's Principal Executive Offices:
 121 West Trade Street
Interstate Tower
Charlotte, N.C. 28202
Item 2(a) Name of Person(s) Filing:
Interstate/Johnson Lane, Inc. Employee Stock Ownership and Paysop
Plan and
Trust
Item 2(b) Address of Principal Business Office or, if none,
Residence:
C/O NationsBank of North Carolina
NationsBank Plaza
Charlotte, N.C. 28255
Item 2(c) Citizenship:
North Carolina
Item 2(d) Title of Class of Securities:
Newclass
Item 2(e) CUSIP Number:
460892102
Item 3    If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b),
check whether the person filing is a:
(a)  Broker or Dealer registered under Section 15
of the Act
(b)  Bank as defined in Section 3(a)(6) of the Act
(c)  Insurance Company as defined in Section
3(a)(19) of the Act
(d)  Investment Company registered under Section 8
of the Investment
Company Act
(e)  Investment Advisor registered under Section
203 of the
Investment Advisors Act of 1940
(f) X Employee Benefit Plan, Pension Fund which is
subject to the
provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund; see Sub-section
240.13d-1(b)(1)(ii)(F)
(g)  Parent Holding Company in accordance with Sub-
section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)  Group, in accordance with Sub-section 240.13d-
1(b)(1)(ii)(H)
Item 4    Ownership:
With respect to the beneficial ownership of the reporting
entity as of
12/31/94, see Items 5 through 11, inclusive, of the respective cover
pages of this Schedule 13G applicable to such entity which
are incorporated
herein by reference.
Item 5    Ownership of Five Percent or Less of a Class:
As of 12/31/94, the percentage of Interstate/Johnson Lane
Corporation common
stock that was held by NationsBank of North Carolina, N.A. as
Trustee of the
Interstate/Johnson Lane, Inc. was less than 5%.
Item 6    Ownership of More Than Five Percent on Behalf of
Another
Person:
The information reported in the footnote to the cover page
hereto is
incorporated by reference.
To the best of the undersigned's knowledge and belief, no one person has an
economic interest relating to more than 5% of the class of
reported shares.
The reported shares are held in various fiduciary accounts,
and accordingly,
dividends, and the proceeds of such shares, are payable to
other persons,
including such accounts, the beneficiaries or settlors
thereof or a combination
of such persons. In certain instances, other persons
(including beneficiaries
and settlors) may be deemed to have the power to direct
receipt of dividends or
the proceeds of the sale of shares reported herein. To the
best of the
undersigned's knowledge and belief, no one other person has
such an
economic interest relating to more than 5% of the class of
reported shares.
Item 7    Identification and Classification of the Subsidiary
Which Acquired
the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8    Identification and Classification of Members of the
Group:
Not Applicable
Item 9    Notice of Dissolution of Group:
Not Applicable
Item 10   Certification:
By signing below, I certify that, to the best of my knowledge and belief, the
securities referenced to the above were acquired in the
ordinary course of
business and were not acquired for the purpose of and do not have the effect
of changing or influencing the control of the issuer of such securities and
were not acquired in connection with or as a participant in
any transaction
having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true,
complete and correct.
INTERSTATE/JOHNSON LANE, INC. EMPLOYEE STOCK OWNERSHIP & PAYSOP
PLAN & TRUST
By: NATIONSBANK OF NORTH CAROLINA N.A., Solely in its Capacity as
Trustee
Date: February 15, By:
1995
Signature
Mary Jo Inglett/Compliance Officer Name/Title
mji